Exhibit 1

FOR IMMEDIATE RELEASE	9 February 2012

WPP PLC (“WPP”)

XM Asia to acquire a stake in PT Magnivate Group, a leading digital agency in Indonesia

WPP announces that XM Asia, a division of WPP’s wholly-owned operating company, JWT, the global communications group, has entered into an agreement to acquire a stake in Magnivate, a leading digital agency in Indonesia. Completion of the acquisition is subject to fulfillment of certain conditions.

Founded in 2010 and based in Jakarta, Magnivate’s offering includes digital strategy, social media communications strategy, rich media, online advertising, search marketing and e-marketing. The agency employs 95 people and clients include Danone, Frisian Flag, Samsung and Unilever.

Magnivate’s unaudited revenues for the year ended 31 December 2011 were approximately IDR 16 billion, with gross assets at the same date at approximately IDR 7 billion.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. WPP’s businesses in the Asia Pacific region now generate revenues of over $4 billion (including associates) and employ approximately 42,000 people, compared with analysts’ estimates of Group revenues of over $19 billion (including associates) and total employees of over 150,000.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204